 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES CLOSING OF $47 MILLION NON-CORE PEMBINA ASSET SALE, REPAYMENT OF TERM LOAN, AND CREDIT FACILITY RENEWAL

CALGARY, ALBERTA (November 7, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce that it has closed the previously announced sale of certain non-core Cardium focused assets in the greater Pembina area of Alberta (the “Pembina asset sale”) to InPlay Oil Corp. (“New InPlay”). Pursuant to the Pembina asset sale, the Company received cash consideration of $42 million (before adjustments), and was issued 2,171,667 common shares of New InPlay (“New InPlay Shares”) with a deemed value of $5 million. The New InPlay Shares will commence trading on the Toronto Stock Exchange under the new trading symbol, “IPO”, within two to three business days following the date hereof. The net cash proceeds from the Pembina asset sale were used to further reduce outstanding bank debt, including repayment in full of the $12.9 million non-revolving term loan previously outstanding.

Concurrent with the closing of the Pembina asset sale, Bellatrix also completed the November semi-annual borrowing base redetermination and the renewal of its syndicated revolving credit facilities (the "Credit Facilities"). Effective upon the closing of the Pembina asset sale, total commitments under the Credit Facilities were set at $130 million, comprised of a $25 million operating facility provided by a Canadian bank and a $105 million syndicated facility provided by nine financial institutions. During the third quarter of 2016, the maturity date of the Credit Facilities was extended from July 1, 2017 to October 1, 2017, which maturity date may be further extended for a period of up to three years with the consent of the lenders. The next regularly scheduled borrowing base redetermination is expected to take place in May of 2017 following completion of the Company’s year-end independent reserves evaluation. With the semi-annual redetermination now complete, Bellatrix maintains approximately $55 million of available capacity based on current bank debt outstanding of approximately $75 million (excluding letters of credit). Other than the $75 million currently outstanding on the Credit Facilities, the Company has no debt maturities until 2020 and 2021.

Closing of the Pembina asset sale represents another significant milestone for Bellatrix in 2016. Debt reduction initiatives completed to date, including the Pembina asset sale, position Bellatrix with an improved balance sheet, and an ability to take advantage of stronger future commodity prices and an improving macro outlook. Additionally these strategic measures have decreased financing charges and interest costs, and reduced financial constraints on future project planning, all while preserving the Company’s core asset base.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

FORWARD LOOKING STATEMENTS

Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "expect", "position", "maintain", "planning", "future", “ability”, "take advantage of" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management’s expectation that debt reduction initiatives completed to date will position Bellatrix with an improved balance sheet, and an ability to take advantage of stronger future commodity prices and an improving macro outlook, and expectations regarding decreased future financing charges and interest costs, and reduced financial constraints on future project planning, which may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit, the risk that Bellatrix is unable to complete acquisitions or dispositions as anticipated, and any inability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the continued availability of funds under the Credit Facilities; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; the ability to complete acquisition and dispositions as currently anticipated; the ability to obtain the necessary funds through acquisition, disposition or financing activities in order to repay amounts outstanding under the Bellatrix's debt obligations when due; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2015) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.